Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the PrivateBancorp, Inc. Amended and Restated 2011 Incentive Compensation Plan, PrivateBancorp, Inc. 2007 Long-Term Incentive Compensation Plan, PrivateBancorp, Inc. Strategic Long-Term Incentive Compensation Plan, PrivateBancorp, Inc. Incentive Compensation Plan, PrivateBancorp, Inc. Amended and Restated Stock Incentive Plan and PrivateBancorp, Inc. Deferred Compensation Plan of our reports dated February 25, 2014, with respect to the consolidated financial statements of PrivateBancorp, Inc. and the effectiveness of internal control over financial reporting of PrivateBancorp, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
August 6, 2014